UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 9, 2022, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) announced the commencement of a $50 million share repurchase program (the “Program”) of its ordinary shares of one pence each (“Ordinary Shares”). The Company plans to execute the Program in two equal tranches, the first of which was completed on October 26, 2022. In respect of each of the two tranches, PureTech entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25 million and the simultaneous on-sale of such Ordinary Shares by Jefferies to PureTech. Jefferies makes its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Company. Purchases may continue during any close period to which the Company is subject. Any purchase of Ordinary Shares under the second tranche of the Program are carried out on the London Stock Exchange and any other UK recognized investment exchange which may be agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase Ordinary Shares granted by its shareholders at its most recent annual general meeting on June 15, 2022, Chapter 12 of the Financial Conduct Authority’s UK Listing Rules, Article 5(1) of Regulation (EU) No. 596/2014 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and Commission Delegated Regulation (EU) 2016/1052 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018). All Ordinary Shares repurchased under the Program will be held in treasury.

During the month ended March 31, 2023, the Company had the following daily purchases of its own Ordinary Shares under the Program through Jefferies:

Date	Ordinary Shares Repurchased	Volume Weighted Average Price Paid per Ordinary Share	Highest Price Paid	Lowest Price Paid
March 1, 2023	12,410	223.59p	228.50p	218.00p
March 2, 2023	12,464	224.41p	226.00p	220.00p
March 3, 2023	12,386	223.96p	227.00p	220.00p
March 6, 2023	12,407	220.59p	223.50p	218.50p
March 7, 2023	11,740	222.37p	225.00p	217.50p
March 8, 2023	12,327	217.42p	220.00p	213.00p
March 9, 2023	12,420	213.27p	215.50p	211.50p
March 10, 2023	12,366	208.74p	210.50p	205.00p
March 13, 2023	12,160	208.85p	213.00p	205.50p
March 14, 2023	11,926	209.92p	212.00p	208.00p
March 15, 2023	11,437	205.26p	207.50p	200.50p
March 16, 2023	11,976	207.04p	210.00p	202.00p
March 17, 2023	12,060	205.34p	208.00p	202.50p
March 20, 2023	12,819	204.72p	210.00p	197.60p
March 21, 2023	13,034	204.28p	208.00p	202.00p
March 22, 2023	12,667	203.07p	204.00p	201.50p
March 27, 2023	11,392	221.90p	222.00p	221.00p
March 29, 2023	10,085	222.26p	224.50p	216.00p
March 30, 2023	10,466	224.97p	228.00p	222.50p
March 31, 2023	6,172	220.99p	221.00p	220.50p

During the month ended March 31, 2023, the Company repurchased an aggregate of 234,714 Ordinary Shares. As of March 31, 2023, the Company’s issued share capital was 289,468,159 shares, 11,030,430 of which were held in treasury, resulting in total voting rights in the Company of 278,437,729 shares. To view the details of the individual transactions, please paste the following URL(s) into the address bar of your browser with respect to each individual date of repurchase under the Program:

March 1, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4691209.html

March 2, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4692712.html

March 3, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4694439.html

March 6, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4695924.html

March 7, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4697389.html

March 8, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4698866.html

March 9, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4700429.html

March 10, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4701830.html

March 13, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4703481.html

March 14, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4705018.html

March 15, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4706600.html

March 16, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4708189.html

March 17, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4709601.html

March 20, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4711222.html

March 21, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4714302.html

March 22, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4714552.html

March 27, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4719059.html

March 29, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4722112.html

March 30, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4723790.html

March 31, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4725572.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: April 4, 2023	By:	/s/ Daphne Zohar
Name: Daphne Zohar
Title: Chief Executive Officer